Exhibit 4.2(c)

FIRST SUPPLEMENTAL INDENTURE

This FIRST SUPPLEMENTAL INDENTURE (the “Supplemental Indenture”) is dated as of March 23, 2007, between Smurfit-Stone Container Enterprises, Inc., a Delaware corporation (the “Company”), and The Bank of New York Trust Company, N.A., a national banking association, as Trustee (the “Trustee”).

W I T N E S S E T H:

WHEREAS, Section 9.02 of the indenture relating to the 9.75% Senior Notes Due 2011 (the “Notes”) of the Company, dated as of January 25, 2001, between the Company and the Trustee (the “Indenture”), provides that the Company and the Trustee may, with the consent of the holders of the Notes (the “Holders”) constituting a majority in aggregate principal amount of the Notes then outstanding (the “Requisite Consents”), enter into a supplemental indenture for the purpose of amending the Indenture with respect to the Notes;

WHEREAS, the Company has offered to purchase for cash (the “Offer”) any and all of the outstanding Notes upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Consent Solicitation Statement, dated March 12, 2007 (together with any extensions, supplements or amendments thereto, the “Statement”), and the accompanying Letter of Transmittal and Consent (together with any extensions, supplements or amendments thereto, the “Letter of Transmittal”) and solicited consents (the “Consent Solicitation”) of the holders of the Notes to, among others things, certain amendments to the Indenture with respect to the Notes, which require the Requisite Consents (the “Proposed Amendments”);

WHEREAS, the Holders who, prior to the Early Tender Date (as defined in the Statement), shall have consented to the adoption of this Supplemental Indenture and shall not have subsequently withdrawn such consent prior to the Early Tender Date (each, a “Consenting Holder”), have duly consented to the Proposed Amendments and to authorize the execution of this Supplemental Indenture; and

WHEREAS, the Company has received the Requisite Consents to effect the Proposed Amendments;

WHEREAS, the Company has been authorized by its Board of Directors to enter into this Supplemental Indenture; and

WHEREAS, all things necessary to make this Supplemental Indenture a valid supplement to the Indenture according to its terms and the terms of the Indenture have been done.

NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1.           Supplemental Indenture.  This Supplemental Indenture is supplemental to, and is entered into in accordance with Section 9.02 of, the Indenture and all provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made part of, the Indenture, solely with respect to the Notes.  Except as modified, amended or supplemented by this Supplemental Indenture, the provisions of the Indenture are in all respects ratified and confirmed and shall remain in full force and effect and the Indenture, as amended and supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

SECTION 2.           Certain Defined Terms.  All capitalized terms used herein without definition herein shall have the meanings ascribed thereto in the Indenture.

SECTION 3.           Proposed Amendments.

SECTION 3.01.      Deletion of Certain Provisions.  Pursuant to the terms of the Statement and the Letter of Transmittal and the receipt of the Requisite Consents, the Indenture is hereby amended, solely with respect to the Notes, to delete the following sections in their entirety and, in the case of each such section, insert in lieu thereof the phrase “[Intentionally Omitted],” and any and all references to such sections, any and all obligations thereunder, and any event of default related solely to the following sections and subsections are hereby deleted throughout the Indenture, and such sections and references shall be of no further force or effect: Sections 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.17, 4.18, 4.19 and 5.01; and subsections (c), (d), (e), and (f) of Section 6.01.

SECTION 3.02.      Conforming Amendments.  Solely with respect to the Notes, all definitions in the Indenture that are used exclusively in the sections, subsections and clauses deleted pursuant to Section 3.01 of this Supplemental Indenture are hereby deleted.

SECTION 4.           Effective Date; Operativeness.  Sections 3.01 and 3.02 of this Supplemental Indenture shall become effective and binding upon the Company, the Trustee and the holders of Notes immediately upon the execution and delivery of this Supplemental Indenture and shall become operative on and simultaneously with the acceptance for purchase by the Company of at least a majority in aggregate principal amount of the outstanding Notes; provided, however, that this Supplemental Indenture shall cease to be operative if the Company fails to purchase outstanding Notes comprising at least the Requisite Consents prior to the termination of the Offer.

SECTION 5.           Successors and Assigns.  All covenants and agreements of the Company and the Trustee in this Supplemental Indenture shall bind their respective successors.

SECTION 6.           Trust Indenture Act Controls. If any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision of this Supplemental Indenture or the Indenture that is required to be included by the Trust Indenture Act of 1939, as amended (the “Act”), as in force at the date this Supplemental Indenture is executed, the provision required by the Act shall control.

SECTION 7.           Counterparts.  This Supplemental Indenture may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Supplemental Indenture.

SECTION 8.           Governing Law.  This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 8.           Separability.  In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

SMURFIT-STONE CONTAINER ENTERPRISES, INC.

By:	/s/ Jeffrey S. Beyersdorfer
Name:	Jeffrey S. Beyersdorfer
Title:	Vice President and Treasurer

THE BANK OF NEW YORK TRUST COMPANY, N.A.,
as Trustee

By:	/s/ M. Callahan
Name:	M. Callahan
Title:	Vice President